WIN-WIN APP, INC.

Reviewed Financial Statements For The Years Ended December 31, 2018 and 2017

March 29, 2019



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Win-Win App, Inc.
Oakland, CA

We have reviewed the accompanying financial statements of Win-Win App, Inc. (a corporation), which comprise the balance sheet as of December 31, 2018 and 2017, and the related statements of income and retained earnings and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
March 29, 2019

1700 Pacific Avenue, Suite 4710

Dallas, TX 75201

(P) 972-201-9008

(F) 972-201-9008

info@tyracpa.com

WIN-WIN APP, INC.
BALANCE SHEET
DECEMBER 31, 2018
_____

ASSETS

	2018	2017
CURRENT ASSETS		
Cash	$ 1,232	$ 47
Pre-Paid Expenses	-	632
TOTAL CURRENT ASSETS	1,232	679
NON-CURRENT ASSETS		
Furniture & Equipment	-	4,396
Due from Related Party	17,535	17,535
TOTAL NON-CURRENT ASSETS	17,535	21,931
TOTAL ASSETS	18,767	22,610

LIABILITIES AND SHAREHOLDERS' EQUITY

	2018	2017
CURRENT LIABILITIES		
Accounts Payable	162,770	89,532
TOTAL CURRENT LIABILITIES	162,770	89,532
NON-CURRENT LIABILITIES		
Convertible Note Payable	1,260,000	1,165,000
TOTAL LIABILITIES	1,422,770	1,254,532
SHAREHOLDERS' EQUITY		
Common Stock (5,000,000 shares authorized;	277	277
2,770,000 issued; $.0001 par value)		
Retained Earnings (Deficit)	(1,404,280)	(1,232,199)
TOTAL SHAREHOLDERS' EQUITY	(1,404,003)	(1,231,922)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 18,767	$ 22,610

WIN-WIN APP, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2018 & 2017
_____

	2018	2017
Operating Income		
Sales, Net	$ -	$ 4,085
Cost of Goods Sold	-	(5,712)
Gross Profit	-	(1,627)
Operating Expense		
Professional & Legal	60,324	228,518
General & Adminstrative	35,446	128,177
Selling & Marketing	1,960	8,765
Rent	700	17,384
Salaries & Wages	-	140,754
	98,430	523,599
Net Income from Operations	(98,430)	(525,226)
Other Income (Expense)		
Interest Expense	(73,253)	(89,518)
Tax	(400)	(1,200)
Other Income	-	2,928
Net Income	$ (172,083)	$ (613,015)

WIN-WIN APP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 & 2017
_____

	2018	2017
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (172,083)	$ (613,015)
Change in Accounts Payable	73,238	85,599
Change in Pre-Paid Expenses	632	(632)
Net Cash Flows From Operating Activities	(98,213)	(528,048)
Cash Flows From Investing Activities		
Change in Other Assets	4,396	12,160
Net Cash Flows From Investing Activities	4,396	12,160
Cash Flows From Financing Activities		
Change in Common Stock	-	7
Change in Convertible Note Payable	95,000	240,000
Net Cash Flows From Investing Activities	95,000	240,007
Cash at Beginning of Period	47	275,928
Net Increase (Decrease) In Cash	1,183	(275,881)
Cash at End of Period	$ 1,232	$ 47

WIN-WIN APP, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 & 2017
_____

	2018	2017
Beginning Balance	$ (1,231,922)	$ (618,914)
Issuance of Common Stock	-	7
Net Income	(172,083)	(613,015)
Ending Balance	$ (1,404,003)	$ (1,231,922)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Win-Win App, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware. The Company is an app developer that incentivizes its users to donate to social impact charities by enabling video games within its app.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained net operating losses during the previous two years.

The following describes management's plans that alleviated substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise operating capital through an equity crowdfund offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, useful life of fixed assets.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Due from Related Party

Due from Related Party is money due from related party, Mike Brown. The receivable bears no interest and no formal repayment structure. Mike Brown is a member of the Company's management team.

Related Party Transactions

Payments on the platform are made to and processed by related party, Win-Win Foundation. At the end of each fundraising campaign, 20% of raised funds are paid to the Company as a marketing partnership.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2017 and 2018. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Under current law, net operating losses may be carried forward indefinitely. The Company's federal tax filings for 2016, 2017, and 2018, will remain subject to review by the Internal Revenue Service for three years from the date filed or original due date, whichever is later.

The Company is subject to franchise filing requirements in the State of Delaware. The Company's tax filings in the State of Delaware for 2016, 2017, and 2018 will remain subject to review by that State for three years from the date filed or original due date, whichever is later.

The Company is subject to franchise and income tax filing requirements in the State of California. The Company's 2016, 2017, 2018 tax filings in the State of California will remain subject to review for four years from the date filed or original due date, whichever is later.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of this pronouncement had no material impact on the financial statements.

NOTE D- DEBT

During 2016, the Company issued a series of convertible promissory notes with a principle sum of $925,000. The notes bear an interest rate of 6% per annum and will mature on June 30, 2018. The principle sum and all accrued interest will become due on maturity. The Notes will automatically convert under certain pre-defined Qualified Financing Events or in the event of Change of Company Control. The Company subsequently amended the notes' maturity date to June 30, 2019.

During 2017, the Company issued a series of convertible promissory notes with a principle sum of $40,000. The notes bear an interest rate of 6% per annum and will mature on September 5, 2019. The principle sum and all accrued interest will become due on maturity. The Notes will automatically convert under certain pre-defined Qualified Financing Events, in the event of Change of Company Control, or issuance of any Preferred Stock. The Company subsequently amended the notes' maturity date to June 30,2019.

In February 2018, the Company issued a convertible promissory note with a principle sum of $25,000. The note bears an interest rate of 6% per annum and will mature on June 22, 2019. The principle sum and all accrued interest will become due on maturity. The Notes will automatically convert under certain pre-defined Qualified Financing Events, in the event of Change of Company Control, or issuance of any Preferred Stock.

During 2018, the Company issued a series of convertible promissory notes with a principle sum of $50,000. The notes bear an interest rate of 6% per annum and will mature on September 5, 2019. The principle sum and all accrued interest will become due on maturity. The Notes will automatically convert under certain pre-defined Qualified Financing Events, in the event of Change of Company Control, or issuance of any Preferred Stock. The Company subsequently amended the notes' maturity date to September 5, 2019.

In February 2017, the Company issued a KISS note in exchange for $150,000. The note will convert to Conversion shares under certain predefined events such as Next Equity Financing, Corporate Transaction, or Optional Conversion. The type of share the note shall convert to will depend on the type of conversion event.

The notes above are all expected to be refinanced and are thus classified as long-term debt.

NOTE E- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before March 29, 2018, the date that the financial statements were available to be issued.